UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FOURTH QUARTER 2025 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Emilio Díaz | emilio.diaz@kof.com kofmxinves@kof.com

Mexico City, February 24, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2025.

FOURTH QUARTER HIGHLIGHTS
•	Volume increased 1.3%.
•	Revenue increased 2.9%; on a currency neutral basis, revenue grew 6.0%.
•	Operating income increased 13.3%; on a currency neutral basis, operating income increased 16.7%.
•	Majority net income increased 3.0%.
•	Earnings per share[1] were Ps. 0.45 (Earnings per unit were Ps. 3.57 and per ADS were Ps. 35.71.).

FULL YEAR HIGHLIGHTS
•	Volume declined 1.8%.
•	Revenue increased 4.3%; on a currency neutral basis, revenue grew 6.5%.
•	Operating income increased 7.0%; on a currency neutral basis, operating income grew 7.0%.
•	Majority net income increased 0.5%.
•	Earnings per share[1] were Ps. 1.42 (Earnings per unit were Ps. 11.35 and per ADS were Ps. 113.50.).
FINANCIAL SUMMARY FOR THE FOURTH QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q25	FY 2025	4Q25	FY 2025	4Q25	FY 2025	4Q25	FY 2025
As Reported	Consolidated	2.9%	4.3%	1.8%	3.4%	13.3%	7.0%	3.0%	0.5%
	Mexico & Central America	1.6%	1.6%	2.6%	0.6%	(1.1%)	(2.8%)
	South America	4.6%	8.3%	0.6%	8.3%	32.8%	26.2%

Comparable (2)	Consolidated	6.0%	6.5%	4.6%	5.2%	16.7%	7.0%
	Mexico & Central America	3.3%	0.4%	4.4%	(0.5%)	1.0%	(3.8%)
	South America	9.5%	16.4%	5.0%	15.7%	38.4%	29.2%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“2025 tested our business in several ways, which provided the opportunity to demonstrate our ability to learn and adjust to changing conditions. It also underscored the resilience of our core business and reinforced the conviction on our strategy of following a sustainable long-term growth model. Through decisive actions to address short-term challenges—particularly in Mexico—and strong execution across South America, we delivered sequential volume improvements throughout the year. We ended the fourth quarter on a strong note, with consolidated volume growth and the highest December volumes in our Company’s history for our four largest operations.

Despite navigating a complex operating environment, our full-year results reflect top- and bottom-line growth with resilient margins, positive momentum in our competitive position, and significant progress in our digital and capacity initiatives.

As we look to 2026, we are well equipped to both address the impact of the increase in the IEPS tax in Mexico and accelerate growth in South America by leveraging our revenue-growth-management initiatives, increased brand engagement from the FIFA World Cup, and continuing to rollout our leading-edge digital capabilities. Combining our top-line initiatives, together with a lean and agile operating model, we are well positioned to continue delivering long-term sustainable growth.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 2 of 17

RECENT DEVELOPMENTS

•	On December 9, 2025, Coca-Cola FEMSA paid the fourth installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,819.6 million.

•	On February 12, the Company announced the successful pricing of its bonds in the Mexican market for a total of Ps. 10,000 million. The transaction was completed through a dual-tranche format under the ticker symbols KOF26 and KOF26-2. The first tranche was priced at a fixed-rate of 9.12% (Mbono +0.43%) for an amount of Ps. 7,000 million due in 10 years; the second tranche was priced at a variable rate of Funding TIIE + 0.38% for an amount of Ps. 3,000 million with a 3-year term. The transaction received the highest national credit ratings: ‘mxAAA’ from S&P Global Ratings, S.A. de C.V., and ‘AAA.mx’ from Moody’s Local MX, S.A. de C.V., Institución Calificadora de Valores.

•	Coca-Cola FEMSA delivered a strong sustainability performance in 2025, reflecting material improvements across key ESG ratings. Its S&P Global Corporate Sustainability Assessment (CSA) score increased by 11 points year over year to an all-time high of 81, resulting in inclusion in the 2026 Sustainability Yearbook as the highest-scoring company in its sector in the Americas. The Company also achieved a record score of 4.1 out of 5.0 in the FTSE4Good assessment and posted improvements across MSCI, ISS ESG, Morningstar Sustainalytics, Bloomberg ESG, and CDP, including strong scores across climate, water, and suppliers. These results underscore Coca-Cola FEMSA’s disciplined integration of environmental and social factors and risk management across its operations and value chain.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 3 of 17

CONSOLIDATED fourth QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	77,750	75,528	2.9%	6.0%
Gross profit	36,321	35,695	1.8%	4.6%
Operating income	13,702	12,092	13.3%	16.7%
Adj. EBITDA (2)	18,169	16,104	12.8%	16.4%

Volume increased 1.3% to 1,093.6-million-unit cases, driven by volume growth in most of our operations that was partially offset by a slight decline in Mexico.

Total revenues increased 2.9% to Ps. 77,750 million. This increase was driven mainly by revenue management initiatives, partially offset by an unfavorable mix and currency translation into Mexican pesos from most of our operating currencies. Excluding currency translation effects, total revenues increased 6.0%.

Gross profit increased 1.8% to Ps. 36,321 million, and gross margin contracted 60 basis points to 46.7%. This contraction was driven mainly by an unfavorable mix and higher fixed costs such as labor and depreciation. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 4.6%.

Operating income increased 13.3% to Ps. 13,702 million, and operating margin expanded 160 basis points to 17.6%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil and Mexico, net of expenses, for Ps. 1,149 million. By excluding insurance recovery and related expenses in the fourth quarter of 2024 and 2025, our operating income declined 2.1%, resulting in an operating margin contraction of 90 basis points to reach 16.1%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 4.4%, while the adjusted EBITDA margin expanded by 30 basis points.).

The normalized operating margin contraction is explained by higher depreciation and labor expenses, partially offset by expense controls such as maintenance and freight, coupled with an operating foreign exchange gain. Excluding currency translation effects, operating income increased 16.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,357 million, compared to an expense of Ps. 980 million in the previous year. This increase was driven mainly by a higher interest expense, net, due to a reduction in interest income, coupled with an increase in interest expense. The reduction in interest income is explained mainly by a lower cash position in key markets and lower interest rates in Mexico, while the increase in interest expense was driven mainly by the issuance during the second quarter of a U.S. dollar-denominated bond due and its related derivative instruments.

This effect was partially offset by the recognition of a foreign exchange gain of Ps. 83 million in the fourth quarter of 2025 as compared to a gain of Ps. 57 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican peso and Brazilian real as applied to our U.S. dollar-denominated net debt position.

In addition, we recorded a gain in financial instruments of Ps. 162 million, as compared to a loss of Ps. 33 million recorded in the same period of the previous year, driven mainly by the valuation of short-to-mature financial instruments in Brazil.

Additionally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 108 million as compared to a gain of Ps. 61 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 35.7% as compared to 33.1% during the same period of 2024. This increase was driven mainly by non-creditable taxes in Mexico, inflationary effects, and non-recurring effects from previous fiscal years.

Net income attributable to equity holders of the company increased 3.0% to reach Ps. 7,501 million. This was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result and in the effective tax rate. Earnings per share1 were Ps. 0.45 (Earnings per unit were Ps. 3.57 and per ADS were Ps. 35.71.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 5 of 17

CONSOLIDATED full year RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2025	FY 2024	Δ%	Δ%
Total revenues	291,746	279,793	4.3%	6.5%
Gross profit	133,176	128,736	3.4%	5.2%
Operating income	42,937	40,141	7.0%	7.0%
Adj. EBITDA (2)	59,110	56,205	5.2%	6.9%

Volume decreased 1.8% to 4,150.4-million-unit cases, driven mainly by volume declines in Mexico, Panama, and Colombia that were partially offset by volume growth in the rest of our operations.

Total revenues increased 4.3% to Ps. 291,746 million. This increase was driven mainly by revenue management initiatives, partially offset by a volume decline and unfavorable mix and currency translation effects from the Argentine peso into Mexican pesos. On a currency neutral basis, total revenues increased 6.5%.

Gross profit increased 3.4% to Ps. 133,176 million, and gross margin contracted 40 basis points to 45.6%. This contraction was driven mainly by higher promotional activity and an unfavorable mix, coupled with higher fixed costs such as labor. These effects were partially offset by lower sweetener costs and top-line growth. Excluding currency translation effects, gross profit increased 5.2%.

Operating income increased 7.0% to Ps. 42,937 million, and operating margin expanded 40 basis points to 14.7%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil and Mexico, net of expenses, for Ps. 1,432 million. By excluding insurance recoveries and related expenses in 2024 and 2025, our operating income declined 0.7%, resulting in an operating margin contraction of 70 basis points to reach 14.2%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 2.7%, while the adjusted EBITDA margin contracted by 30 basis points.).

This operating margin contraction, excluding the effects previously mentioned, was driven mainly by increases in labor, restructuring expenses, depreciation, and maintenance, partially offset by a decrease in freight expenses. In addition, we recognized an operative foreign exchange gain as compared to a loss in the previous year. Excluding currency translation effects, operating income increased 7.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 4,945 million, compared to an expense of Ps. 3,906 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 5,760 million as compared to Ps. 4,492 million in the same period of the previous year because of a higher interest expense driven mainly by our U.S. dollar-denominated bond due 2035 issued during the second quarter. Additionally, we recorded a reduction in our interest income driven by lower notional and interest rates in Mexico and Argentina.

Moreover, we recognized a foreign exchange gain of Ps. 20 million as compared to a gain of Ps. 304 million in the same period of the previous year. The gain this year was driven mainly by the appreciation of most of our operating currencies as applied to our U.S. dollar cash position partially offset by the appreciation of the Mexican peso as applied to our U.S dollar-denominated debt.

These effects were partially offset by a higher gain in financial instruments of Ps. 412 million as compared to a gain of Ps. 67 million in the same period of the previous year. Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 383 million as compared to a gain of Ps. 216 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 34.1% as compared to 32.7% during the same period of 2024. This increase was driven mainly by non-recurring effects and inflationary effects from previous fiscal years, coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 23,845 million as compared to Ps 23,729 million during the same period of the previous year. This 0.5% increase was driven mainly by operating income growth, offset by an increase in our comprehensive financing result and in income taxes. Earnings per share1 were Ps. 1.42 (Earnings per unit were Ps. 11.35 and per ADS were Ps. 113.50.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	42,199	41,540	1.6%	3.3%
Gross profit	20,782	20,255	2.6%	4.4%
Operating income	6,868	6,947	(1.1%)	1.0%
Adj. EBITDA (2)	9,658	9,531	1.3%	3.4%

Volume remained stable, driven by volume increases in all our Central America South operations and Guatemala, partially offset by a 0.9% volume decline in Mexico.

Total revenues increased 1.6% to Ps. 42,199 million. This performance was driven mainly by revenue management initiatives, offset by unfavorable mix effects and unfavorable currency translation effects from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 3.3%.

Gross profit increased 2.6% to Ps. 20,782 million, and gross margin expanded 40 basis points to 49.2%. This margin expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects, lower operating leverage, and higher fixed costs. Excluding currency translation effects, gross profit increased 4.4%.

Operating income decreased 1.1% to Ps. 6,868 million, and operating margin contracted 40 basis points to 16.3%. Our operating income includes the recognition of insurance claims in Mexico, net of expenses, for Ps. 116 million. By excluding insurance recoveries and related expenses in the fourth quarter of 2024 and 2025, our operating income declined 8.1%, resulting in an operating margin contraction of 170 basis points to reach 16.0%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 0.5%, while the adjusted EBITDA margin contracted by 20 basis points).

This operating margin contraction, excluding the effects previously mentioned, was driven mainly by an increase in operating expenses such as marketing, depreciation, and labor. In addition, this quarter we recognized a lower operative foreign exchange gain as compared to the previous year. These effects were partially offset by operating expense efficiencies such as maintenance and distribution expenses. Excluding currency translation effects, operating income increased 1.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 8 of 17

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	35,551	33,988	4.6%	9.5%
Gross profit	15,539	15,439	0.6%	5.0%
Operating income	6,834	5,145	32.8%	38.4%
Adj. EBITDA (2)	8,510	6,572	29.5%	35.6%

Volume increased 3.0% to 504.1-million-unit cases, driven by volume growth across all the countries in the division.

Total revenues increased 4.6% to Ps. 35,551 million. This increase was driven mainly by revenue management initiatives, offsetting an unfavorable currency translation from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 9.5%.

Gross profit increased 0.6% to Ps. 15,539 million, and gross margin contracted 170 basis points to 43.7%. This contraction was driven by an unfavorable mix and higher fixed costs such as labor and depreciation. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 5.0%.

Operating income increased 32.8% to Ps. 6,834 million, resulting in an operating margin expansion of 410 basis points to 19.2%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil, net of expenses, for Ps. 1,032 million. By excluding insurance recoveries and related expenses in 2024 and 2025, our operating income increased 6.0%, resulting in an operating margin expansion of 20 basis points to reach 16.3%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 9.6%, while the adjusted EBITDA margin expanded by 90 basis points.).

This operating margin increase was driven mainly by expense efficiencies such as freight, marketing, and maintenance, partially offset by higher expenses such as rents and restructuring expenses. Excluding currency translation effects, operating income increased 38.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the fourth quarter of 2025, as compared to the same period of 2024, we had an unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,566.5		6,445.3		1.9%	1.9%	24,812.9		24,929.2		-0.5%	-0.5%
Volume (million unit cases)	1,093.6		1,079.1		1.3%	1.3%	4,150.4		4,224.6		-1.8%	-1.8%
Average price per unit case	68.35		67.45		1.3%		68.09		64.23		6.0%
Net revenues	77,493		75,302		2.9%		291,147		279,030		4.3%
Other operating revenues	257		226		14.0%		599		763		-21.5%
Total revenues (2)	77,750	100.0%	75,528	100.0%	2.9%	6.0%	291,746	100.0%	279,793	100.0%	4.3%	6.5%
Cost of goods sold	41,429	53.3%	39,833	52.7%	4.0%		158,570	54.4%	151,057	54.0%	5.0%
Gross profit	36,321	46.7%	35,695	47.3%	1.8%	4.6%	133,176	45.6%	128,736	46.0%	3.4%	5.2%
Operating expenses	23,532	30.3%	23,883	31.6%	-1.5%		91,708	31.4%	88,101	31.5%	4.1%
Other operative expenses, net	(817)	-1.1%	(253)	-0.3%	222.8%		(1,086)	-0.4%	688	0.2%	NA
Operative equity method (gain) loss in associates(3)	(96)	-0.1%	(27)	0.0%	253.0%		(383)	-0.1%	(194)	-0.1%	97.8%
Operating income (5)	13,702	17.6%	12,092	16.0%	13.3%	16.7%	42,937	14.7%	40,141	14.3%	7.0%	7.0%
Other non operative expenses, net	145	0.2%	(36)	0.0%	NA		451	0.2%	31	0.0%	1357.1%
Non Operative equity method (gain) loss in associates (4)	(5)	0.0%	(37)	0.0%	-87.3%		(148)	-0.1%	(112)	0.0%	32.3%
Interest expense	2,250		1,935		16.3%		8,130		7,532		7.9%
Interest income	539		870		-38.0%		2,369		3,039		-22.0%
Interest expense, net	1,711		1,065		60.6%		5,760		4,492		28.2%
Foreign exchange loss (gain)	(83)		(57)		46.1%		(20)		(304)		-93.3%
Loss (gain) on monetary position in inflationary subsidiaries	(108)		(61)		76.5%		(383)		(216)		77.8%
Market value (gain) loss on financial instruments	(162)		33		NA		(412)		(67)		511.1%
Comprehensive financing result	1,357		980		38.4%		4,945		3,906		26.6%
Income before taxes	12,204		11,185		9.1%		37,689		36,316		3.8%
Income taxes	4,315		3,686		17.1%		12,674		11,768		7.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	7,890		7,499		5.2%		25,016		24,549		1.9%
Net income attributable to equity holders of the company	7,501	9.6%	7,286	9.6%	3.0%	5.8%	23,845	8.2%	23,729	8.5%	0.5%	-0.6%
Non-controlling interest	389	0.5%	213	0.3%	82.2%		1,171	0.4%	820	0.3%	42.8%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	13,702	17.6%	12,092	16.0%	13.3%	16.7%	42,937	14.7%	40,141	14.3%	7.0%	7.0%
Depreciation	3,357		3,012		11.5%		12,803		11,142		14.9%
Amortization and other operative non-cash charges	1,110		1,000		11.0%		3,370		4,922		-31.5%
Adj. EBITDA (5)(6)	18,169	23.4%	16,104	21.3%	12.8%	16.4%	59,110	20.3%	56,205	20.1%	5.2%	6.9%
CAPEX(8)	9,464		13,778		-31.3%		26,765		29,416		-9.0%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of December 31, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 23,325 million.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,065.6		3,091.7		-0.8%	-0.8%	12,411.4		12,926.6		-4.0%	-4.0%
Volume (million unit cases)	589.5		589.6		0.0%	0.0%	2,391.7		2,494.1		-4.1%	-4.1%
Average price per unit case	70.61		69.66		1.4%		70.16		66.48		5.5%
Net revenues	42,186		41,517				169,595		166,972
Other operating revenues	12		23				46		24
Total Revenues (2)	42,199	100.0%	41,540	100.0%	1.6%	3.3%	169,641	100.0%	166,996	100.0%	1.6%	0.4%
Cost of goods sold	21,417	50.8%	21,284	51.2%			88,407	52.1%	86,214	51.6%
Gross profit	20,782	49.2%	20,255	48.8%	2.6%	4.4%	81,234	47.9%	80,782	48.4%	0.6%	-0.5%
Operating expenses	13,835	32.8%	13,485	32.5%			55,547	32.7%	53,810	32.2%
Other operative expenses, net	133	0.3%	(176)	-0.4%			20	0.0%	457	0.3%
Operative equity method (gain) loss in associates (3)	(55)	-0.1%	(1)	0.0%			(217)	-0.1%	(115)	-0.1%
Operating income (4)	6,868	16.3%	6,947	16.7%	-1.1%	1.0%	25,884	15.3%	26,630	15.9%	-2.8%	-3.8%
Depreciation, amortization & other operating non-cash charges	2,790	6.6%	2,584	6.2%			9,888	5.8%	9,938	6.0%
Adj. EBITDA (4)(5)	9,658	22.9%	9,531	22.9%	1.3%	3.4%	35,772	21.1%	36,568	21.9%	-2.2%	-3.2%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,500.9		3,353.5		4.4%	4.4%	12,401.5		12,002.6		3.3%	3.3%
Volume (million unit cases)	504.1		489.5		3.0%	3.0%	1,758.7		1,730.6		1.6%	1.6%
Average price per unit case	65.70		64.80		1.4%		65.26		60.98		7.0%
Net revenues	35,306		33,785				121,551		112,058
Other operating revenues	245		203				554		739
Total Revenues (2)	35,551	100.0%	33,988	100.0%	4.6%	9.5%	122,105	100.0%	112,797	100.0%	8.3%	16.4%
Cost of goods sold	20,012	56.3%	18,549	54.6%			70,163	57.5%	64,843	57.5%
Gross profit	15,539	43.7%	15,439	45.4%	0.6%	5.0%	51,942	42.5%	47,954	42.5%	8.3%	15.7%
Operating expenses	9,697	27.3%	10,398	30.6%			36,161	29.6%	34,291	30.4%
Other operative expenses, net	(951)	-2.7%	(77)	-0.2%			(1,106)	-0.9%	231	0.2%
Operative equity method (gain) loss in associates (3)	(41)	-0.1%	(27)	-0.1%			(166)	-0.1%	(78)	-0.1%
Operating income (4)	6,834	19.2%	5,145	15.1%	32.8%	38.4%	17,053	14.0%	13,511	12.0%	26.2%	29.2%
Depreciation, amortization & other operating non-cash charges	1,676	4.7%	1,427	4.2%			6,285	5.1%	6,127	5.4%
Adj. EBITDA (4)(5)	8,510	23.9%	6,572	19.3%	29.5%	35.6%	23,338	19.1%	19,637	17.4%	18.8%	27.2%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-25	Dec-24	% Var.	Liabilities & Equity	Dec-25	Dec-24	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	7,944	3,314	140%
	28,067	32,779	-14%	Suppliers	31,898	33,773	-6%
Total accounts receivable	22,146	18,620	19%	Short-term leasing Liabilities	631	889	-29%
Inventories	14,014	14,059	0%	Other current liabilities	26,284	29,195	-10%
Other current assets	10,343	9,675	7%	Total current liabilities	66,757	67,171	-1%
Total current assets	74,570	75,132	-1%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	71,834	70,383	2%
Property, plant and equipment	174,289	161,785	8%	Long Term Leasing Liabilities	2,273	2,295	-1%
Accumulated depreciation	(65,159)	(62,404)	4%	Other long-term liabilities	19,647	17,595	12%
Total property, plant and equipment, net	109,130	99,381	10%	Total liabilities	160,511	157,445	2%
Right of use assets	2,617	2,989	-12%	Equity	-	-
Investment in shares	10,588	10,233	3%	Non-controlling interest	7,827	7,113	10%
Intangible assets and other assets	102,356	101,876	0%	Total controlling interest	146,201	143,428	2%
Other non-current assets	15,278	18,375	-17%	Total equity	154,029	150,542	2%
Total Assets	314,539	307,986	2%	Total Liabilities and Equity	314,539	307,986	2%

	December 31, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	60.7%	2.8%	8.5%
U.S. Dollars	18.6%	30.5%	4.3%
Colombian Pesos	2.9%	42.9%	8.6%
Brazilian Reals	16.9%	13.1%	10.9%
Argentine Pesos	0.8%	0.0%	36.2%
Total Debt	100%	16.3%	8.0%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

n
Financial Ratios	FY 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	52,846	38,329	37.9%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.89	0.68
Adj. EBITDA/ Interest expense, net (1)	10.26	12.51
Capitalization (2)	35.4%	33.3%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2025					4Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	339.4	29.4	85.2	39.3	493.2	346.9	29.1	84.9	36.6	497.4	-0.9%
Guatemala	44.3	2.1	0.6	2.0	48.9	43.2	1.5	-	2.6	47.2	3.5%
CAM South	39.2	2.2	0.2	5.8	47.4	37.5	1.9	0.9	4.6	44.9	5.5%
Mexico and Central America	422.9	33.6	85.9	47.1	589.5	427.6	32.5	85.8	43.8	589.6	0.0%
Colombia	74.2	11.0	3.7	6.9	95.7	71.4	10.0	3.7	6.6	91.6	4.5%
Brazil (3)	278.6	25.7	2.9	31.0	338.2	274.5	24.6	2.8	27.7	329.6	2.6%
Argentina	39.1	7.4	2.1	5.6	54.1	39.0	7.1	1.9	4.6	52.6	3.0%
Uruguay	12.6	2.2	-	1.2	16.0	12.4	2.1	-	1.1	15.7	2.1%
South America	404.6	46.3	8.6	44.7	504.1	397.4	43.8	8.4	40.0	489.5	3.0%
TOTAL	827.5	79.9	94.5	91.7	1,093.6	824.9	76.3	94.2	83.7	1,079.1	1.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2025					4Q 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,859.2	215.6		277.6	2,352.3	1,937.0	208.6		259.2	2,404.7	-2.2%
Guatemala	321.8	19.4		20.9	362.1	317.9	14.0		20.6	352.5	2.7%
CAM South	280.9	14.0		56.3	351.2	269.5	12.6		52.4	334.5	5.0%
Mexico and Central America	2,461.9	249.0		354.8	3,065.6	2,524.3	235.2		332.2	3,091.7	-0.8%
Colombia	539.7	108.6		50.6	698.9	511.0	101.4		49.4	661.7	5.6%
Brazil (3)	1,876.6	222.4		346.5	2,445.4	1,821.5	213.9		314.3	2,349.8	4.1%
Argentina	192.2	39.8		47.0	279.0	189.1	40.9		37.0	267.0	4.5%
Uruguay	59.3	8.7		9.5	77.5	57.7	8.3		9.1	75.1	3.3%
South America	2,667.8	379.4		453.6	3,500.9	2,579.3	364.4		409.8	3,353.5	4.4%
TOTAL	5,129.7	628.4		808.4	6,566.5	5,103.6	599.6		742.0	6,445.3	1.9%

Revenues
Expressed in million Mexican Pesos	4Q 2025	4Q 2024	Δ %
Mexico	33,873	33,078	2.4%
Guatemala	4,093	4,123	-0.7%
CAM South	4,233	4,339	-2.4%
Mexico and Central America	42,199	41,540	1.6%
Colombia	6,428	6,145	4.6%
Brazil (4)	23,976	22,099	8.5%
Argentina	3,341	3,996	-16.4%
Uruguay	1,807	1,748	3.4%
South America	35,551	33,988	4.6%
TOTAL	77,750	75,528	2.9%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,713.5 million for the fourth quarter of 2025 and Ps. 1,571.7 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2025					FY 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,359.2	129.2	363.5	161.7	2,013.6	1,454.8	136.1	375.2	158.2	2,124.3	-5.2%
Guatemala	178.0	8.5	2.9	8.5	197.8	174.0	9.0	-	9.7	192.8	2.6%
CAM South	148.0	8.8	0.7	22.8	180.3	145.6	6.3	3.8	21.3	177.0	1.9%
Mexico and Central America	1,685.3	146.5	367.1	192.9	2,391.7	1,774.3	151.5	379.0	189.3	2,494.1	-4.1%
Colombia	267.9	41.0	14.5	26.0	349.4	267.9	40.4	15.6	28.4	352.3	-0.8%
Brazil (3)	976.4	87.3	9.8	104.5	1,178.0	966.1	83.3	10.2	99.7	1,159.3	1.6%
Argentina	130.2	24.3	6.4	18.0	178.8	126.4	21.4	7.1	13.4	168.3	6.3%
Uruguay	41.1	7.6	-	3.6	52.3	40.6	6.9	-	3.2	50.7	3.2%
South America	1,415.7	160.2	30.7	152.1	1,758.7	1,400.9	152.1	32.9	144.7	1,730.6	1.6%
TOTAL	3,100.9	306.7	397.8	345.0	4,150.4	3,175.3	303.5	411.9	333.9	4,224.6	-1.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water= Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2025					FY 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	7,498.8	927.5		1,127.5	9,553.8	8,071.4	948.3		1,112.2	10,131.9	-5.7%
Guatemala	1,326.2	80.7		91.6	1,498.5	1,299.1	65.0		95.4	1,459.5	2.7%
CAM South	1,077.4	57.1		224.6	1,359.0	1,058.5	56.3		220.5	1,335.2	1.8%
Mexico and Central America	9,902.4	1,065.3		1,443.7	12,411.4	10,428.9	1,069.6		1,428.1	12,926.6	-4.0%
Colombia	1,966.6	410.2		197.8	2,574.7	1,951.1	412.9		228.8	2,592.8	-0.7%
Brazil (3)	6,669.1	755.7		1,192.0	8,616.8	6,428.1	725.8		1,132.2	8,286.2	4.0%
Argentina	663.8	138.5		149.3	951.7	634.6	129.4		113.4	877.4	8.5%
Uruguay	199.8	29.3		29.3	258.4	193.3	26.9		26.1	246.2	4.9%
South America	9,499.4	1,333.7		1,568.5	12,401.5	9,207.1	1,295.0		1,500.5	12,002.6	3.3%
TOTAL	19,401.7	2,399.0		3,012.1	24,812.9	19,636.0	2,364.6		2,928.6	24,929.2	-0.5%

Revenues
Expressed in million Mexican Pesos	FY 2025	FY 2024	Δ %
Mexico	136,193	135,906	0.2%
Guatemala	16,839	15,524	8.5%
CAM South	16,608	15,566	6.7%
Mexico and Central America	169,641	166,996	1.6%
Colombia	22,975	20,994	9.4%
Brazil (4)	82,436	74,126	11.2%
Argentina	11,009	12,557	-12.3%
Uruguay	5,685	5,119	11.1%
South America	122,105	112,797	8.3%
TOTAL	291,746	279,793	4.3%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 5,328.0 million for the full year of 2025 and Ps. 5,276.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	4Q25	YTD
Mexico	3.69%	1.27%	3.69%
Colombia	5.10%	0.65%	5.10%
Brasil	4.26%	0.95%	4.26%
Argentina	31.55%	8.04%	31.55%
Costa Rica	-1.23%	0.26%	-1.23%
Panama	0.15%	-0.03%	0.15%
Guatemala	1.65%	0.64%	1.65%
Nicaragua	2.70%	1.22%	2.70%
Uruguay	3.65%	0.87%	3.65%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q25	4Q24	Δ %	FY 25	FY 24	Δ %
México	18.32	20.07	-8.7%	19.23	18.30	5.1%
Colombia	3,818.90	4,351.70	-12.2%	4,053.13	4,074.44	-0.5%
Brasil	5.39	5.84	-7.7%	5.59	5.39	3.7%
Argentina	1,437.06	1,001.46	43.5%	1,244.54	916.29	35.8%
Costa Rica	502.06	513.80	-2.3%	506.50	518.22	-2.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.72	-0.8%	7.68	7.76	-1.0%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.60	42.67	-7.2%	41.08	40.21	2.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-25	Dec-24	Δ %	Sep-25	Sep-24	Δ %
México	17.97	20.27	-11.4%	18.38	19.63	-6.4%
Colombia	3,757.08	4,409.15	-14.8%	3,901.29	4,164.21	-6.3%
Brasil	5.50	6.19	-11.1%	5.32	5.45	-2.4%
Argentina	1,455.00	1,032.00	41.0%	1,380.00	970.50	42.2%
Costa Rica	501.42	512.73	-2.2%	506.00	522.87	-3.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.71	-0.5%	7.66	7.72	-0.9%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.04	44.07	-11.4%	39.85	41.64	-4.3%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: February 24, 2026